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                      November 3, 2021

       John Fei Zeng
       Chief Financial Officer
       UP Fintech Holding Ltd
       18/F, Grandyvic Building, No. 1 Building
       No. 16 Taiyanggong Middle Road, Chaoyang District
       Beijing, 100020 PRC

                                                        Re: UP Fintech Holding
Ltd
                                                            Form 20-F filed
April 28, 2021
                                                            For the Fiscal Year
Ended December 31, 2020
                                                            File No. 001-38833

       Dear Mr. Zeng:

               We issued comments to you on the above captioned filing on September 20. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by date 10 business days from the date of this letter.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance